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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           PVC CONTAINER CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  693-651-101
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                                 (CUSIP Number)

           Phillip L. Friedman, President, PVC Container Corporation, P.O. Box 597, 401 Industrial Way West, Eatontown, New Jersey 07724
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 3, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.693-651-101                                          PAGE 2 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    N/A
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
    N/A                                                                  (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /
    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    U.S.
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           396,666 shares of common stock
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    396,666 shares of common stock
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    396,666 shares of common stock
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
                    N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6%
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14   TYPE OF REPORTING PERSON*

                    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

                                                              Page 3 of 4 Pages

Item 1. Security and Issuer

        This Schedule 13D relates to common stock, $.01 par value per share ("Common Stock") of PVC Container Corporation ("Issuer"). The address of the principal executive offices of the Issuer is 401 Industrial Way West Eatontown, New Jersey 07724.

Item 2. Identity and Background

        Phillip L. Friedman is the President, Chief Executive Officer and a director of the Issuer ("Reporting Person") with the same business address of the Issuer set forth on page 1 hereof. The Reporting Person has not during the last five years: (i) been convicted in a criminal proceeding or (ii) a party to a civil proceeding involving or relating to federal or state security laws.

Item 3. Source and Amount of Funds or Other Consideration

        Not Applicable

Item 4. Purpose of Transaction

        The Reporting Person has sold for cash at a price of $4.00 per share in a private transaction 100,000 shares of common stock of the Issuer.

Item 5.  Interest in Securities of the Issuer

                 The Reporting Person is the beneficial owner of 396,666 shares of Common Stock ("Shares") which collectively represent approximately 6% of the issued and outstanding Common Stock.

                  (b) The Reporting Person has the sole power to vote and dispose of the Shares.

                  (c)   None

                  (d) No persons are known to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Shares.

                  (e)   Not applicable.


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                                                             Page 4 of 4 Pages

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With Respect to Securities of the Issuer

                  Other than the Stock Purchase Agreement annexed hereto as an exhibit, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.


Item 7.           Material to be Filed as Exhibits

                  Stock Purchase Agreement dated January 3, 1997 between the Reporting Person and Kirtland Capital Partners II L.P.




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE:  January 3, 1997

                                                  /s/ Phillip L. Friedman
                                                  ------------------------------
                                                  Phillip L. Friedman